Exhibit 23.2

To the Board of Directors of Akanda Corp.

We consent to the inclusion in the Form F-1 Registration Statement of Akanda Corp. (the “Company”) of our report dated April 28, 2023, except for Note 23 as to which the date is February 20, 2024, relating to our audit of the consolidated balance sheets of Akanda Corp. (the Company) as of December 31, 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes.

We also consent to the reference to us on the cover page and under the caption “Experts” in the Registration Statement.

February 20, 2024

We have served as the Company’s auditor since 2022

Los Angeles, California

PCAOB ID Number 6580